UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of:

1.            an announcement regarding notice of 2021 first extraordinary general meeting of Huaneng Power International, Inc.(the "Registrant"), and the proxy form and reply slip thereof; and

2.            an announcement regarding connected transaction of revising the annual cap of the transaction for purchase of fuel and transportation services;

Each the made by the Registrant on September 29, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: September 30, 2021

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

NOTICE OF 2021 FIRST EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2021 first extraordinary general meeting (the “Extraordinary General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 16 November 2021 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for considering and approving the following resolution:

ORDINARY RESOLUTION

1.	To consider and approve the proposal regarding the increase of the annual cap of the continuing connected transactions for 2021 between the Company and Huaneng Group (Note 1).

By Order of the Board

Huaneng Power International, Inc.

Huang Chaoquan

Company Secretary

As at the date of this notice, the directors of the Company are:

Zhao Keyu (Executive Director)
Zhao Ping (Executive Director)
Huang Jian (Non-executive Director)
Wang Kui (Non-executive Director)
Lu Fei (Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)
Xu Mengzhou (Independent Non-executive Director)
Liu Jizhen (Independent Non-executive Director)
Xu Haifeng (Independent Non-executive Director)
Zhang Xianzhi (Independent Non-executive Director)
Xia Qing (Independent Non-executive Director)

Beijing, the PRC
29 September 2021

Notes:

1.	Please refer to the Company’s announcements dated 29 September 2021 and a circular to be issued before the Extraordinary General Meeting for details.

2.	Proxy

(i)	A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

(ii)	A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)	To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to the H Share registrar of the Company, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

(iv)	If more than one proxy is appointed by a shareholders such proxies shall only exercise the right to vote by poll.

(v)	The resolution set out in this Notice will be voted by poll.

3.	Registration procedures for attending the Extraordinary General Meeting

(i)	A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)	Holders of H Shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 27 October 2021.

(iii)	Shareholders may send the reply slip to the Company in person, by post or by fax.

4.	Closure of H Share register members

Closure of register of members for the Extraordinary General Meeting

In order to determine the shareholders of H shares who will be entitled to attend the Extraordinary General Meeting, the Company will suspend registration of transfer of shares from 27 October 2021 to 16 November 2021 (both days inclusive).

In order to qualify to attend the Extraordinary General Meeting, shareholders of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 26 October 2021. Holders of H shares whose names are recorded in the register of member of the Company on 16 November 2021 are entitled to attend the Extraordinary General Meeting.

5.	Other Businesses

(i)	The Extraordinary General Meeting will last for half day. Shareholders and their proxies who attend the Extraordinary General Meeting shall bear their own travelling and accommodation expenses.

(ii)	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East, Wanchai

Hong Kong

(iii)	The business address and contact of the Company are:

Capital Market Department

Huaneng Power International, Inc.
Huaneng Building,

6 Fuxingmennei Street,

Xicheng District, Beijing 100031,
The People’s Republic of China
Contact: Xie Meixin; Hu Boxuan

Telephone No.: (+86)-10-6322 6590; (+86)-10-6322 6557

Facsimile No.: (+86)-10-6322 6888

Email: xiemx@hpi.com.cn; huboxuan@hpi.com.cn

(iv)	Time and dates in this notice are Hong Kong time and dates.

6.	Special Notice

To prevent the spreading of the COVID-19 pandemic, the Company will implement certain preventive and control measures at the meeting to safeguard the health and safety of shareholders, staff and other stakeholders. Shareholders wishing to attend the meeting in person should contact the person(s) set out in paragraph 5 above to comply with the prior registration of attendance requirement at least 3 working days before the meeting. The Company wishes to advise the shareholders that they may consider appointing the Chairman of the meeting as their proxy to vote on the resolution and to return their proxy forms by the time specified in the notice of meeting, instead of attending the meeting in person.

Proxy Form for 2021 First Extraordinary General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I (We) (Note 2)

of

Shareholders’ Account:	and I.D. No.:

being the holder(s) of	H Share(s)/Domestic Share(s)* (Note 1)

of Huaneng Power International, Inc. (the “Company”) now appoint (Note 3)

I.D. No.:

(of	),

or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolution in accordance with the instruction(s) below and on my(our) behalf at the 2021 First Extraordinary General Meeting (the “Extraordinary General Meeting”) to be held at 9:00 a.m. on 16 November 2021 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolution as set out in the notice convening the Extraordinary General Meeting. In the absence of any indication, the proxy may vote for or against the resolution at his own discretion. (Note 6)

ORDINARY RESOLUTION		For (Note 4)	Against (Note 4)	Abstained (Note 4)
1.	To consider and approve the proposal regarding the increase of the annual cap of the continuing connected transactions for 2021 between the Company and Huaneng Group

Date:	Signature:	(Note 5)

Notes:

1.	Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.

3.	Please insert the name and address of your proxy. If this is left blank, the chairman of the Extraordinary General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the Extraordinary General Meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK (✓) IN THE RELEVANT BOX BELOW THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK (✓) IN THE RELEVANT BOX BELOW THE BOX MARKED “AGAINST”. YOU WISH TO VOTE ABSTAINED A RESOLUTION, TICK (✓) IN THE RELEVANT BOX BELOW THE BOX MARKED “ABSTAINED” (SUCH ABSTAINED VOTES WILL BE COUNTED IN THE CALCULATION OF THE REQUIRED MAJORITY OF THE RESOLUTION). If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his/her discretion or to abstain. Your proxy will also be entitled to vote or abstain at his/her discretion on any resolution properly proposed to the meeting other than those referred to in the notice for the meeting.

5.	This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.	This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to the H Share registrar of the Company, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, at least 24 hours before the time designated for the holding of the Extraordinary General Meeting.

* Please delete as appropriate.

Reply Slip for 2021 First Extraordinary General Meeting

I /(We)

of

Telephone number:	and Fax number:

being the holder(s) of                                                              H Share(s)/Domestic Share(s)* of Huaneng Power International, Inc. (the “Company”) hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the 2021 First Extraordinary General Meeting (the “Extraordinary General Meeting”) to be held at 9:00 a.m. on 16 November 2021 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China.

Signature:

Date:

Note:	Eligible shareholders who wish to attend the Extraordinary General Meeting are advised to complete and return this reply slip to the Company’s business address at Capital Market Department, Huaneng Power International, Inc., Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-6322 6888). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the Extraordinary General Meeting.

* Please delete as appropriate.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS
REVISION OF THE ANNUAL CAP OF THE TRANSACTION FOR

PURCHASE OF FUEL AND TRANSPORTATION SERVICES

The Company entered into the Supplemental Agreement to Huaneng Group Framework Agreement on 28 September 2021 with Huaneng Group. Pursuant to the Supplemental Agreement to Huaneng Group Framework Agreement, the transaction amount for the purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates for the period from 1 January 2021 to 31 December 2021 shall be increased from RMB50 billion to RMB85 billion. Apart from this additional agreed matter set out in the Supplemental Agreement to Huaneng Group Framework Agreement, the other terms under the Huaneng Group Framework Agreement shall remain unchanged.

According to the rules of the places where the Company’s shares are listed, the continuing connected transactions regarding purchase of fuel and transportation services contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement and the revised transaction amount shall be subject to approval at general meeting of the Company.

As the applicable percentage ratios relating to the transaction scale of the revised cap for the purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions shall be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders. The Company has conducted a detailed survey in respect of its operational demand for coal and coal transportation services. The Company is of the view that before the convening of the extraordinary general meeting, such transactions will not (and the Company will through its internal control system ensure that such transactions will not) exceed the existing annual cap amount (i.e. RMB50 billion).

The Company proposes to convene an extraordinary general meeting in November 2021 to seek approval from Independent Shareholders on (among others) the revised cap regarding purchase of fuel and transportation services.

The Independent Board Committee of the Company will advise the Independent Shareholders in connection with the continuing connected transactions regarding purchase of fuel and transportation services contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement and the revised transaction cap, and will appoint the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in connection with the continuing connected transactions regarding the purchase of fuel and transportation services contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement and the revised transaction cap.

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall dispatch a circular containing further details regarding the continuing connected transactions under the Supplemental Agreement to Huaneng Group Framework Agreement and the revised transaction cap, a letter from the Independent Board Committee and an opinion of the Independent Financial Adviser to the shareholders as soon as possible, but in any event shall not later than 1 November 2021.

BACKGROUND

On 5 November 2020, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group for regulating, in 2021, the operation of the continuing connected transactions regarding (1) purchase of ancillary equipment and parts; (2) purchase of fuel and transportation services; (3) leasing of facilities, land and office spaces; (4) technical services, engineering contracting services and other services; (5) accept the provision of entrusted sale services from Huaneng Group and its subsidiaries and associates; (6) sale of products; (7) purchase of electricity; (8) sale of heat; and (9) trust loans and entrusted loans between the Company and its associates and Huaneng Group (and its subsidiaries and associates). Please refer to the Company’s announcement dated 6 November 2020 and the circular dated 7 December 2020 for details.

In 2021, domestic and foreign coal prices have risen sharply, and maritime transportation capacity has been tight, and the Company’s coal purchase and transportation costs have increased significantly. At the same time, the demand for electricity nation-wide has grown rapidly, driving the power generation and coal consumption to increase significantly year-on-year. Against such background, in the first half of 2021, the actual amount regarding the Company’s continuing connected transactions in the “purchase of fuel and transportation services” reached RMB29.1 billion, accounting for 58% of the cap amount for the year. From July to August 2021, market coal prices continued to rise sharply. In conjunction with the Company’s procurement needs and on the comprehensive assessment of the coal market conditions, the actual amount of the transaction for the purchase of fuel and transportation services under the Huaneng Group Framework Agreement is expected to far exceed the originally approved cap of RMB50 billion. Based on the coal market conditions and the need for the purchase of coal, in order to meet the Company’s daily operational needs and on conditions that the price given by Huaneng Group is better than the market price and the supply of coal can be secured, the Company and Huaneng Group signed the Supplemental Agreement to Huaneng Group Framework Agreement on 28 September 2021 to increase the estimated transaction amount for the purchase of fuel and transportation services for 2021.

SUPPLEMENTAL AGREEMENT TO HUANENG GROUP FRAMEWORK AGREEMENT

The Company entered into the Supplemental Agreement to Huaneng Group Framework Agreement on 28 September 2021 with Huaneng Group. Pursuant to the Supplemental Agreement to Huaneng Group Framework Agreement, the transaction amount for the purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates for the period from 1 January 2021 to 31 December 2021 shall be increased from RMB50 billion to RMB85 billion. Apart from this additional agreed matter set out in the Supplemental Agreement to Huaneng Group Framework Agreement, the other terms under the Huaneng Group Framework Agreement shall remain unchanged.

According to the rules of the places where the Company’s shares are listed, the continuing connected transactions regarding purchase of fuel and transportation services contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement and the revised transaction amount shall be subject to approval at general meeting of the Company, and the connected persons having an interest in the transactions and with voting rights will abstain from voting in the relevant resolution at the general meeting.

REVISION OF THE ANNUAL CAP OF THE TRANSACTION FOR PURCHASE OF FUEL AND TRANSPORTATION SERVICES AND ITS IMPACT ON THE COMPANY

In 2021, domestic and foreign coal prices have risen sharply, and maritime transportation capacity has been tight, and the Company’s coal purchase and transportation costs have increased significantly. At the same time, the demand for electricity nation-wide has grown rapidly, driving the power generation and coal consumption to increase significantly year-on-year. From July to August, market coal prices continued to rise sharply. In conjunction with the Company’s procurement needs and on the comprehensive assessment of the coal market conditions, the actual amount of the transaction for the purchase of fuel and transportation services under the Huaneng Group Framework Agreement is expected to far exceed the originally approved cap of RMB50 billion. Based on the coal market conditions and the need for the purchase of coal, in order to meet the Company’s daily operational needs and on conditions that the price given by Huaneng Group is better than the market price and the supply of coal can be secured preserved, the Company shall increase the estimate of the cap of the continuing connected transactions with Huaneng Group for the “purchase of fuel and transportation services” in 2021.

The increased cap can enable the Company to continue to make full use of the advantages of Huaneng Group and its subsidiaries and associates to provide the Company with bulk purchase of coal and transportation services at preferential prices, which is conducive to reducing the Company’s operating costs.

Under the Huaneng Group Framework Agreement, the price/cost of the purchase of fuel and transportation services shall be agreed and confirmed by both parties, and shall be negotiated and determined based on the prevailing market price and conditions and the principle of fairness (among which, the price/expenses of coal supply and transportation service shall be calculated in RMB/ton and actual weight, respectively). In any event, when a specific transaction occurs, the condition for Huaneng Group including its subsidiaries and associates to sell fuel and transportation services to the Company and its subsidiaries shall be no less favourable than the terms that the Company and its subsidiaries can obtain from independent third parties.

The Company and its subsidiaries will sign necessary written agreements with Huaneng Group and its subsidiaries and associates for specific transactions within the scope determined by the Supplemental Agreement to Huaneng Group Framework Agreement according to the actual situation, and follow the stipulations in the specific agreed method of payment and related prices/expenses.

RELATIONSHIP BETWEEN THE COMPANY AND HUANENG GROUP

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlled generation capacity of 114,042MW and equity-based generation capacity of 99,891MW.

Huaneng Group is principally engaged in the operation and management of enterprise investments development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

As at the date of publication of this announcement, Huaneng Group holds a 75% direct interest and a 25% indirect interest in HIPDC, while HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% interest in the Company. Huaneng Group is a stated-owned central enterprise with operating power industries as its main business, which is under the supervision of the State-owned Assets Supervision and Administration Commission of the State Council. Huaneng Group also holds a 9.91% direct interest in the Company and holds a 3.01% indirect interest in the Company through its wholly-owned subsidiary Huaneng HK, a 0.84% indirect interest in the Company through China Huaneng Group Treasury Management (Hong Kong) Limited, its indirect wholly-owned subsidiary, and a 0.39% indirect interest in the Company through its controlling subsidiary Huaneng Finance. Huaneng Group is the ultimate controlling shareholder of the Company.

MEASURES TO SAFEGUARD THE INTEREST OF THE INDEPENDENT SHAREHOLDERS

Directors and senior management of the Company will monitor closely and review regularly each continuing connected transaction of the Company, and will adopt a series of risk management arrangements, and endeavour to maintain, in relation to each continuing connected transaction, the independence of the Company; the fairness of the price of the transaction; the fairness of the terms of the transaction; and the right of choice of the Company to conduct transactions with independent third parties other than Huaneng Group and its subsidiaries and associates. The relevant arrangements include:

•	for transactions in relation to the purchase of fuel and coal transportation services, the Company has established a dedicated mechanism for information exchange and weekly and monthly information analysis, which mainly consists of: (i) collection of price information, such as pithead prices, listed prices at major coal production localities, inland coal transaction price indices, port price indices, domestic futures indices, global coal prices, and price indices of imported coal; and in addition, information relating to the storage at harbours, the production, transportation and sale of coal, and price indices of freights is also collected as an aid in analysing the trend of the market price. The major information collection channels of the Company include: China Coal Market website 中國煤炭市場網 (http://www.cctd.com.cn),China Coal Resources website 中國煤炭資源網 (http://www.sxcoal.com) and Qinhuangdao Coal website 秦皇島煤炭網 (http://www.cqcoal.com), etc.; (ii) the Company has also established the Qinhuangdao distribution centre, which is charged with the monitoring of the daily, weekly and monthly prices of coal based on port and water transportation and related developments; (iii) the Company’s branch companies and power plants are charged with collecting information on the market and pithead prices of their own location. In terms of pricing, the Company will issue weekly the guidance procurement price of coal for coastal power plants (based on the market information collected and generally lower than the then prevailing market price), the Company will invite at least three suppliers (including Huaneng Group and its subsidiaries and associates) to provide coal quotations within the range of the guidance procurement price as well as the price for transportation services. The Company shall assess the quotations based on factors such as quality, locality and market conditions, in order to determine the appropriate price for the purchase of fuel and the price for coal transportation. If two or more of the quotations obtained fall within the price for the purchase of fuel and coal transportation, factors such as the long-term relationship between the Company and the local large-scale coal enterprise and the ability of such enterprise to provide a stable supply of coal will be considered before the Company makes a final decision to purchase the fuel and coal transportation services. The Company will independently choose and purchase from the best offer according to the market conditions relied upon in developing the Company’s procurement strategies. The Company will independently choose and purchase from the best offer according to the market conditions relied upon in developing the Company’s procurement strategies. The Company believes that such purchaser-oriented pricing process will lead to an open and transparent market mechanism for competition of coal based on market prices;

•	for transactions in relation to the purchase of fuel and coal transportation services, the “market conditions” relied upon in developing the Company’s procurement strategies can principally be summarised in the following manner: (i) changes in the prices of coal; (ii) aspects on coal transportation, including status on ship transportation at port (e.g. in circumstances where the northern ports such as Qinhuangdao are stranded seriously, the Company will arrange certain coal to be imported), the status on railway transportation (e.g. substantial overhaul of Datong Qinhuangdao railway), the status on road transportation (e.g. where the northern regions are affected by seasonal rain/snow); (iii) production condition (e.g. where major cooperation partners for coal supply or regional coal enterprises experience any safety incidents which may lead to a suspension in coal production or safety checks and hence the coal mine safety inspections may affect domestic coal production or supply of coal regionally, or where the import of coal from coal production areas like Indonesia, Australia, Colombia, South Africa, etc. are affected by incidents of natural disasters, storm, typhoon, strike, etc.); (iv) status on level of inventory (including changes in the inventory at major ports and where power enterprises and coal companies run low in stock; and (v) status on changes in policy. The State has promulgated a number of environmental protection policies and coal industry policies which may have an impact on the volume of coal consumption, the types and quality of coal required by power enterprises. The Company will timely follow and collect latest information on market condition for assessing and formulating the Company’s procurement strategies; and

•	the contract management department will strictly review contracts, the contract enforcement department will timely monitor the amount of connected transactions, and the relevant functional departments will supervise the compliance monitoring in production and operation. In addition to the annual review of the performance of specific contracts by the independent non- executive Directors and the Company’s auditors, the Company’s supervisors will also monitor the working arrangements involved in the Company’s continuing connected transactions, and review whether the Company’s transactions are fair and conducted at reasonable transaction prices.

In implementing the control measures mentioned above, the Company has adopted a monitoring and reporting system to regularly monitor each connected transactions with Huaneng Group and its subsidiaries and associates during each contract signing process through the Contract Approval System, to ensure that all the connected transactions are conducted on terms as set out in the Huaneng Group Framework Agreement and the annual caps would not be exceeded.

BOARD’S CONFIRMATION

The Board has considered and approved the continuing connected transactions regarding the purchase of fuel and transportation services contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement and the estimate of revised cap. Pursuant to the SSE Listing Rules and Rule 14A.68(8) of the Hong Kong Listing Rules, Messrs. Zhao Keyu, Zhao Ping, Huang Jian, Wang Kui, Lu Fei and Teng Yu, all being Directors of the Board being regarded as having a material interest in the continuing connected transactions given their management positions in Huaneng Group or its associate, abstained from voting on the Board resolution relating to the execution of the Supplemental Agreement to Huaneng Group Framework Agreement. The resolution was voted by Directors who are not connected to the transactions.

The Board is of the view that the transactions for the purchase of fuel and transportation services (including the revised cap) contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm's length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

IMPLICATIONS UNDER HONG KONG LISTING RULES

As the applicable percentage ratios relating to the transaction scale of the revised cap for the purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions shall be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders. The Company has conducted a detailed survey in respect of its operational demand for coal and coal transportation services. The Company is of the view that before the convening of the extraordinary general meeting, such transactions will not (and the Company will through its internal control system ensure that such transactions will not) exceed the existing annual cap amount (i.e. RMB50 billion).

EXTRAORDINARY GENERAL MEETING

The Company proposes to convene an extraordinary general meeting in November 2021 to seek approval from Independent Shareholders on (among others) the revised cap regarding purchase of fuel and transportation services. Huaneng Group and its associates (holding an aggregate of 7,286,576,866 ordinary shares in the Company, representing approximately 46.42% of the total issued shares of the Company as at the date of this announcement) will abstain from voting on the resolution, among others, with respect to the revised cap regarding purchase of fuel and transportation services at such extraordinary general meeting, at which the proposed resolution will be passed by way of ordinary resolution and voting will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee of the Company will advise the Independent Shareholders in connection with the continuing connected transactions regarding purchase of fuel and transportation services contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement and the revised transaction cap, and will appoint the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in connection with the continuing connected transactions regarding the purchase of fuel and transportation services contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement and the revised transaction cap.

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall despatch a circular containing, inter alia, further details of the continuing connected transactions for the purchase of fuel and transportation services contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement and the revised transaction cap, a letter from the Independent Board Committee and an opinion of the Independent Financial Advisor to the shareholders as soon as possible but in any event not later than 1 November 2021.

DEFINITIONS

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Board”	the board of Directors of the Company

“Company”	Huaneng Power International, Inc.

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Director(s)”	the director(s) of the Company

“HIPDC”	Huaneng International Power Development Corporation

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited

“Huaneng Finance”	China Huaneng Finance Corporation Limited

“Huaneng Group”	China Huaneng Group Co., Ltd.

“Huaneng Group Framework Agreement”	the framework agreement on the continuing connected transactions for 2021 between Huaneng Power International, Inc. and China Huaneng Group Co., Ltd. entered into between the Company and Huaneng Group on 5 November 2020

“Independent Board Committee”	a committee of the Board established for the purpose of considering the transactions regarding the purchase of fuel and transportation services (including the revised cap) contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement, comprising independent non-executive Directors who are independent of these transactions

“Independent Financial Adviser”, “Gram Capital”	Gram Capital Limited, a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the Securities and Futures Ordinance (Cap.571 of the laws of Hong Kong), an independent financial adviser to be appointed to advise the Independent Board Committee and the Independent Shareholders on the transactions regarding the purchase of fuel and transportation services (including the revised cap) contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement

“Independent Shareholders”	shareholders of the Company other than Huaneng Group and its associates

“PRC”	The People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“SSE Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supplemental Agreement to Huaneng Group Framework Agreement”	the Supplemental Agreement to Huaneng Framework Agreement on the continuing connected transactions for 2021 between Huaneng Power International, Inc. and China Huaneng Group Co., Ltd. entered into between the Company and Huaneng Group on 28 September 2021

“subsidiary(ies)”	has the meaning ascribed to it in the Hong Kong Listing Rules

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Zhao Keyu (Executive Director)
Zhao Ping (Executive Director)
Huang Jian (Non-executive Director)
Wang Kui (Non-executive Director)
Lu Fei (Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)
Xu Mengzhou (Independent Non-executive Director)
Liu Jizhen (Independent Non-executive Director)
Xu Haifeng (Independent Non-executive Director)
Zhang Xianzhi (Independent Non-executive Director)
Xia Qing (Independent Non-executive Director)

Beijing, the PRC

29 September 2021